FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

March 4, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX acquires interest in Majuba Hill Copper/Gold/Silver Property in Nevada; exploration to focus on high-grade silver and copper potential

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has entered into an Option Agreement to acquire up to a 75% interest in the Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC., Nevada.  The Majuba Hill Project encompasses 2,313 acres of surface and mineral rights consisting of patented lode mining claims, unpatented lode mining claims, and private mineral rights.

Majuba Hill is a large, highly prospective, multi-mineral, intrusive-type system within the Western Nevada Gold Belt and is located approximately halfway between the Florida Canyon Mine (Jipangju) and the Hycroft Mine (Allied Nevada Corporation).  The project is 28 miles northwest of Midway Gold Corporations Spring Valley Project.  Access is good via 23 miles of dirt roads maintained by Pershing County leading from U.S. Interstate 80.

MAX believes that Majuba Hill is a newly defined copper/silver porphyry system that is highly prospective for the discovery of economic mineralization.  We have developed a new exploration model designed to expand and define the current zones of copper/silver mineralization as well as explore new areas of the property where significant gold values have been reported but not been followed up.   Initial exploration at Majuba Hill will include follow-up on rock chip samples reported by previous operators with values up to 10 g/t Au, 981 g/t Ag and 7.7% Cu as well as soil anomalies with silver values up to 7.7 g/t Ag and copper values up to 290 g/t Cu.   In addition, drill intercepts as high as 5.1 ounces per ton (opt) Ag over 15 feet were reported from drilling conducted in 2007, as summarized in the table below.

Exploration and historic production data available on Majuba Hill outline excellent potential for the discovery of new economic zones of silver/copper and gold mineralization. Production reported from historic underground mines in the project area (see Nevada Bureau of Mines and Geology Bulletin 86) included:

•

184,000 ounces of silver

•

5,800 ounces of gold

•

2.8 million lbs of copper

GEOLOGY OF MAJUBA HILL

The Majuba Hill property is centered on the mid-Tertiary age Majuba Hill intrusive complex which is about 4,700 feet in diameter.  The lithologic assemblage is a cross-cutting series of intrusives ranging from rhyolite to latite with multiple stages of flow-banded units, intrusive breccias, and radial dikes.  These are all emplaced into steeply dipping, northeast striking Triassic argillite.

Breccia textures are very diverse and typically include tourmaline as:

•

Breccia matrix

•

Cross-cutting veinlets

•

Disseminated tourmaline in the mineralized areas

Highlights of reverse-circulation drilling reported by Minterra Resource Corp. in 2007-8 included:

MH Hole #	Total Depth (ft)	Interval	Copper %	Silver (opt)

MH-2	160-390	230 ft	0.37%	0.426 opt
Including	295-320	25 ft	1.36%
Including	340-350	10 ft		3.50 opt

MH-3	220-355	135 ft		0.58 opt
Including	220-290	70 ft	0.59%

MH-4	310-340	30 ft		1.12 opt
Including	335-340	5 ft		2.90 opt

MH-5	0-290	29 ft	0.28%
Including	0-15	15 ft	1.18%
Including	0-100	100 ft		0.99 opt
Including	5-20	15 ft		4.00 opt

MH-6	0-145	145 ft	0.49%	1.85 opt
Including	110-125	15 ft		5.10 opt

MH-7	85-400	315 ft	0.34%	0.70 opt
Including	225-245	20 ft		2.09 opt

Stuart Rogers, President of MAX states “We have reviewed the historic data available on Majuba Hill and are excited about the silver and gold exploration potential on this property, where previous exploration was focused on copper and the high silver values were of little interest due to low silver prices at the time.  In fact, all but one of the silver drill intercepts listed above were even announced by Minterra when originally recovered in 2007.  With silver today trading above US$35 per ounce, historic drill intercepts such as 145 ft of 1.85 opt Ag and 0.49% Cu as well as unexplored soil anomalies with values up to 7.7 g/t Ag are extremely encouraging.  We have already identified drill targets on patented land at Majuba Hill and plan to drill four core holes there immediately after completion of drilling at our Table Top gold project, only 44 miles to the northeast.”

The terms of the Option Agreement with Claremont allow MAX to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration of the property.  MAX can increase its interest in the property to 75% by spending a further $3.5 Million on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1.5 Million.  This agreement is subject to acceptance for filing by the TSX Venture Exchange.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  Any historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals, with three gold properties in Nevada being actively explored in 2011.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

March 7, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX agrees to Private Placement for $560,000

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has agreed to a non-brokered private placement of two million units at a price of 28 cents per unit for gross proceeds of $560,000. Each unit will be comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional share at an exercise price of 38 cents per share for a period of two years from the date of issue.

If the closing price of MAX’s shares on the TSX Venture Exchange is at least $0.60 for 20 consecutive trading days at any time following four months and a day from the date of closing, the Company may reduce the remaining exercise period of the warrants to not less than 30 days from the date of providing notice of such reduced exercise period (the “Acceleration”).  A finder's fee may be payable on a portion of this placement, which is subject to acceptance for filing by the TSX Venture Exchange.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals, with three gold properties in Nevada being actively explored in 2011.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

March 17, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX resumes drilling at Table Top gold project in Nevada, immediately south of the Newmont/Fronteer Sandman gold project

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has resumed core drilling at its wholly owned Table Top gold project in Humboldt County, Nevada.   Table Top is located 10 miles west of the town of Winnemucca and is immediately south of the Sandman gold project, one of the Nevada properties included in the recent proposal by Newmont Mining Corp. to acquire Fronteer Gold Inc.

Drilling by MAX in 2010 intersected significant gold mineralization hosted in sedimentary rocks similar to typical Carlin mineralization and confirmed that the mineralization not only extends to depth, but also increases in width and grade.   Results included an intercept of 12.1 m of 0.91 g/t gold, inclusive of 9.1 m of 1.09 g/t Au, starting at a depth of 227 m.  This zone will be tested along strike to the east and the west, and will include a deep drill hole to test the extension of the zone in search of higher grade gold within the sedimentary (stibnite and calcite bearing carbonate rocks) package.

On the west side of the system, rock samples from outcrop, identified as “Jasperiod” by previous workers, returned gold values of up to 1100 ppb Au.  The down dip extension of these assays will be tested during the current campaign.

MAX’s Table Top property is immediately south of Sandman on the King River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade gold systems along this gold trend, including AMAX’s Sleeper Canyon Mine (2.5 Moz Au produced), located 25 miles to the north, and the Goldbanks gold occurrence located 37 miles to the south.  A map of the King River Rift can be viewed on our web site at www.maxresource.com.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  Any historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals, with four gold and/or silver properties in Nevada to be explored in 2011.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

March 30, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX begins exploration at historic Majuba Hill Copper/Gold/Silver Property in Nevada; excavation underway for April drill program

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has begun exploration at it’s newly acquired Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada (see our news release of March 4, 2011).  Excavation of drill sites has begun, with core drilling scheduled to begin in April 2011 following completion of drilling currently underway at MAX’s nearby Table Top gold project.

Majuba Hill is the site of a number of past producing high-grade copper, gold and silver mines.  Our initial exploration program is designed to expand and define the current zones of copper/silver mineralization as well as explore new areas of the property where significant gold and silver values have been reported but not yet followed up.

Majuba Hill encompasses 2,313 acres of surface and mineral rights consisting of patented and unpatented lode mining claims and private mineral rights.  Majuba Hill is 30 miles northwest of Coeur d’Alene’s Rochester Mine, which has produced 127 million ounces of silver and 1.5 million ounces of gold since 1986.  The property is located halfway between the Florida Canyon Mine (Jipangju) and the Hycroft Mine (Allied Nevada Corporation) within the Western Nevada Gold Belt and is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80.

Initial Exploration Targets – Myler and Last Chance

Initial drilling at Majuba Hill will explore two areas, the Myler Target Area and the Last Chance Mine.

Since 1907, production and exploration at Majuba Hill has produced outstanding copper results with associated silver and gold.   Published production data show that prior to 1947 Mason Valley Mines Co. and Greenan-Kerr produced 4,000 tons @ 12 % Cu and slightly less than 23,000 tons @ 4% Cu respectively in the Myler Target Area.   During reverse-circulation drilling at the Myler Target area in 2007-2008, Minterra Exploration reported a number of high-grade drill intercepts, such as 145 ft @ 1.85 opt Ag and 0.49% Cu, inclusive of 15 feet @ 5.01 opt Ag (hole MH-6) and 100 ft @ 0.99 opt Ag, inclusive of 15 feet @ 4.00 opt Ag (hole MH-5).

The Last Chance Mine was developed along a fault with a trend similar to the Majuba Fault.  Last Chance operated intermittently and produced silver (up to 40 opt Ag), lead (up to 15%), and gold (up to 0.10 opt Au) from an 830 foot tunnel and a 117 foot deep shaft. No drilling or exploration appears to have ever been completed down dip or along the strike of the fault at Last Chance.

Subsequent exploration at Majuba Hill will be expanded to include the Line Drive Adit and Section 35 areas.  Mine Finders and Minterra conducted initial soil and rock sampling at both the Line Drive Adit and Section 35 that indicates that they are highly prospective for gold as well as copper and silver, with rock chip samples reported as high as 10 g/t Au and 981 g/t Ag.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  Any historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals in Nevada, with four gold and silver properties being actively explored in 2011.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  April 1, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director